U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     AT&T Corp.
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   (Last)               (First)                 (Middle)

     32 Avenue of the Americas
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                                    (Street)

     New York                      New York                      10013-2412
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


     March 9, 1999
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3. IRS Identification Number of Reporting Person (if an entity)

     13-4924710
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4. Issuer Name and Ticker or Trading Symbol

     AT Home Corporation (Symbol:  ATHM)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form filed by One Reporting Person

   [   ] Form filed by More than One Reporting Person


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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Series A Common Stock                 31,860,000                  I                    see attached
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                         (Print or Type Responses)


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

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securi-                       Form of
                         2. Date Exercisable           ties (Instr. 4)                                     Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Series B Common Stock    see        see             Series A Common Stock  15,400,000       see            I              see
(see attached)           attached   attached                                                attached                      attached
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
Explanation of Responses:     SEE ATTACHED



          (See attached)                                     (See attached)
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      Signature of Reporting Person                               Date



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

FORM 3 CONTINUATION SHEET




                           EXPLANATION OF RESPONSES

            This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by AT&T Corp., a New York corporation ("AT&T"). AT&T succeeded, as of March 9, 1999, to the beneficial ownership of the 31,860,000 shares of Series A Common Stock ("Series A Common Stock") of AT Home Corporation ("@Home") (Symbol: AHTM) and the 15,400,000 shares of Series B Common Stock of @Home ("Series B Common Stock") reported on this Form as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"), pursuant to which TCI became a wholly owned subsidiary of AT&T. TCI had previously filed a Statement of Beneficial Ownership on Form 3 reporting beneficial ownership of such shares of Series A Common Stock and Series B Common Stock. A wholly owned subsidiary of TCI holds the shares Series A Common Stock and Series B Common Stock beneficially owned by AT&T. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.

            The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1999, among AT&T, Italy Merger Corp. and TCI and the description of the Merger and the related transactions set forth in the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which were filed as Exhibits to AT&T's Schedule 13D filed with respect to @Home on the date hereof.


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

                         SIGNATURES OF REPORTING PERSONS

Dated:  March 19, 1999.
                                          AT&T CORP.


                                          By:   /s/ Robert S. Feit
                                             -----------------------------
                                             Name:  Robert S. Feit
                                             Title: Authorized Signatory




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